FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Positive Results from Two Pivotal Phase 3 Studies of Oveporexton (TAK-861) in Narcolepsy Type 1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 14, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Takeda Announces Positive Results from Two Pivotal Phase 3 Studies of Oveporexton (TAK-861) in Narcolepsy Type 1
–Both Phase 3 Studies Met all Primary and Secondary Endpoints Demonstrating Statistically Significant Improvements Across Symptoms at All Doses, Building Upon Phase 2b Results

– Oveporexton was Generally Well-Tolerated in Phase 3 Safety Profile

–Takeda is Rapidly Advancing Regulatory Submissions and Launch Preparedness with the Aim to Bring Oveporexton to People Living with Narcolepsy Type 1 as Quickly as Possible

–These Results Mark a Major Advancement Toward Transforming the Standard of Care by Addressing the Underlying Cause of Narcolepsy Type 1

OSAKA, Japan and CAMBRIDGE, Massachusetts, July 14, 2025 – Takeda (TSE:4502/NYSE:TAK) today announced that all primary and secondary endpoints were met in two Phase 3 randomized, double-blind, placebo-controlled studies of oveporexton (TAK-861), a potential first-in-class investigational oral orexin receptor 2 (OX2R)-selective agonist, in narcolepsy type 1 (NT1). NT1 is caused by the loss of orexin-producing neurons in the brain. Orexin agonists are designed to address this underlying orexin deficiency. For the first time, this mechanism of action has been validated in Phase 3 studies demonstrating significant improvement across a broad range of symptoms. These results reinforce the potential of oveporexton to transform the standard of care.
“We are thrilled to reach this pivotal milestone for the oveporexton program. Oveporexton is a testament to Takeda’s strength in discovering and developing a potential new class of medicines for difficult to treat diseases such as narcolepsy type 1,” said Christophe Weber, president and chief executive officer at Takeda. "Our leadership in orexin biology and building a multi-asset orexin franchise with transformative potential will position Takeda for long-term future growth.”
The FirstLight (TAK-861-3001) and RadiantLight (TAK-861-3002) studies were two large, global Phase 3 studies conducted in 19 countries. Both studies achieved statistically significant improvement compared to placebo with p-values of <0.001 for all primary and secondary endpoints across all doses at week 12. The primary and secondary endpoints measuring objective and patient reported improvements in wakefulness, excessive daytime sleepiness, cataplexy, ability to maintain attention, overall quality of life and daily life functions demonstrate statistically significant and clinically meaningful improvements achieving near normal ranges across the broad range of symptoms investigated.
Oveporexton was generally well-tolerated with a safety profile from the Phase 3 studies overall consistent with oveporexton studies to date including the Phase 2b study. No serious treatment-related adverse events were reported. The most common adverse events were insomnia, urinary urgency and frequency. More than 95 percent of the participants who completed the studies enrolled in the ongoing long-term extension (LTE) study.

“We are grateful to the patients who took part in these clinical studies and to their families, the investigators and clinical staff. The studies were accelerated at an unprecedented pace with the aim to bring this potential treatment to people living with narcolepsy type 1 as quickly as possible,” said Andy Plump, M.D., Ph.D., president of R&D at Takeda. “The comprehensive assessments from our Phase 3 studies build on the transformative results we saw with our Phase 2b study with most participants reaching normative ranges and reporting clinically meaningful improvement across a broad range of symptoms at the end of the 12-week treatment period. The positive results also reinforce the continued momentum for our late-stage pipeline, which we believe will deliver value to the patients we serve around the world.”
Takeda intends to present the results at upcoming medical congresses and plans to submit a New Drug Application with the United States Food and Drug Administration and additional global regulatory authorities in fiscal year 2025.
Results from the Phase 3 studies have no significant impact on the full year consolidated forecast for the fiscal year ending March 31, 2026.
About Narcolepsy Type 1 (NT1) and Orexin Science
NT1 is a chronic, rare neurological disease that results in a range of debilitating symptoms including excessive daytime sleepiness (EDS), cataplexy, disrupted nighttime sleep, sleep paralysis and hallucinations upon falling asleep or waking. Additionally, individuals living with NT1 often report cognitive symptoms, including difficulty thinking clearly, remembering, concentrating and paying attention. NT1 is caused by loss of the orexin-producing neurons in the brain, which regulate wakefulness and sleep, and is also believed to be essential to other functions such as attention through activation of orexin receptors. Currently, the standard of care is limited to symptomatic therapies that may only partially address some of the symptoms people face.
About Oveporexton (TAK-861)
Oveporexton (TAK-861) is an investigational orexin receptor 2 (OX2R)-selective agonist, which selectively stimulates the OX2R to restore signaling and address the underlying orexin deficiency that causes narcolepsy type 1 (NT1). By activating OX2Rs, oveporexton is designed to promote wakefulness and reduce abnormal rapid eye movement (REM)-sleep like phenomena, including cataplexy, to address the broad spectrum of daytime and nighttime symptoms.
About the FirstLight and RadiantLight Phase 3 Studies
FirstLight (TAK-861-3001; NCT06470828) and RadiantLight (TAK-861-3002; NCT06505031) are global, multicenter, placebo-controlled studies to evaluate the efficacy, safety and tolerability of oveporexton compared to placebo in patients with narcolepsy type 1 (NT1) over 12 weeks. The studies were conducted in 19 countries with enrollment completed within six months. The FirstLight study enrolled 168 participants randomized to one of three dosing arms (high dose, low dose and placebo). The RadiantLight study enrolled 105 participants randomized to two dosing arms (high dose and placebo). The primary endpoint in both studies was improvement in excessive daytime sleepiness (EDS) as measured by the Maintenance of Wakefulness Test (MWT), a standard measure of wakefulness. Key secondary endpoints included improvement in EDS as measured by the Epworth Sleepiness Scale (ESS) and in the Weekly Cataplexy Rate (WCR), a measure evaluating cataplexy. The studies also evaluated the effect of oveporexton on participants' ability to maintain attention, participants’ overall quality of life, the spectrum of narcolepsy symptoms and daily life functions, as well as the safety and tolerability of oveporexton.

About Takeda’s Orexin Agonists for Sleep-Wake Disorders
Takeda is leading the field of orexin science with a multi-asset franchise. Orexin is a key regulator of sleep and wake patterns and contributes to other essential functions including attention, mood, metabolism and respiration. Oveporexton (TAK-861) is the lead investigational orexin receptor 2 (OX2R) agonist asset in Takeda’s orexin franchise and received Breakthrough Therapy designation for the treatment of excessive daytime sleepiness in narcolepsy type 1 (NT1) from the U.S. Food and Drug Administration and the Center for Drug Evaluation of China’s National Medical Products Administration. The company is also investigating other orexin agonists in populations with orexin levels in the normal range, including TAK-360, an oral OX2R agonist initially being investigated for the treatment of narcolepsy type 2 (NT2), idiopathic hypersomnia (IH), and other potential indications where orexin signaling is implicated.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.
Media Contacts:
Japanese Media
Yuko Yoneyama
yuko.yoneyama@takeda.com

U.S. and International Media
Rachel Wallace
rachel.wallace2@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical Information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.